

October 7, 2011

Via E-mail
Candice L. Cheeseman
General Counsel
Rose Rock Midstream, L.P.
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, Oklahoma 74136-4216

> **Re:** **Rose Rock Midstream, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 30, 2011**
> **File No. 333-176260**

Dear Ms. Cheeseman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1, 2, 4-6 from our letter dated September 8, 2011. We will need sufficient time to review your responses, once provided.

2. We reissue prior comment 8 in part. Please disclose your use of proceeds in tabular format set forth in Industry Guide 5, Section 3B.

3. We note your response to prior comment 19 and your disclosures that:

    -   "To the extent the underwriters exercise this option… the number of common units issued to SemGroup (as reflected in the fourth bullet above) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise."

    -   "If the underwriters do not exercise their option to purchase additional common units, we will issue additional common units to SemGroup at the expiration of the option period in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder of the common units that are subject to the option, if any, will be issued to SemGroup at the expiration of the option period."

    -   "The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing and to reimburse SemGroup for certain capital expenditures incurred with respect to our assets."

    Please provide further analysis as to how the practical effect is not the same as if SemGroup were acting as an underwriter with respect to units subject to the underwriters' option.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended June 30, 2011, page 56

4. We note your response to prior comment 24. Please revise to make clear that you are providing prior period information on a twelve-month basis, and as such, there is no guarantee that you would have had amounts sufficient to pay the full minimum quarterly distribution for each and every quarter that comprise the prior six periods presented.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,</u>
<u>page 86</u>

<u>How We Generate Adjusted Gross Margin, page 88</u>

5. We have reviewed the revised disclosure in response to prior comment 36 and note the
    reconciliations of adjusted gross margin by revenue type presented for the six months
    ended June 30, 2011 and for the year ended December 31, 2010. Your qualitative
    analysis of the changes in adjusted gross margin from period to period on pages 93 and
    95-96 covers other periods for which a similar reconciliation of adjusted gross margin by
    revenue type has not been provided. Please expand your disclosures to provide the
    reconciliation by revenue type for all periods in which you discuss the changes in
    adjusted gross margin by revenue type.

6. We note your response to and remind you of prior comment 28.

<u>Business, page 115</u>

<u>Assets and Operations, page 118</u>

7. We note your response to prior comment 42 and your amendment filed on September 30,
    2011 that includes customer agreements. In your next amendment, please update your
    disclosures accordingly.

<u>Exhibit Index, page II-6</u>

8. We note your response to prior comment 47. However, we note that SemGroup's Form
    10 filed May 6, 2010 does not appear to include Exhibit 10.13. Please revise.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose
   the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: G. Michael O'Leary
        Andrews Kurth LLP